Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 31, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.
Erin Jaskot, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	Driven Brands Holdings Inc.
Draft Registration Statement on Form S-1
Filed December 22, 2020
CIK No. 0001804745

Ladies and Gentlemen:

On behalf of Driven Brands Holdings Inc., a Delaware corporation (the “Company”), we submit the accompanying changed pages (the “Changed Pages”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2020.

The Changed Pages reflect (i) the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 22, 2020 (the “Comment Letter”) and (ii) additional disclosure the Company plans to include under “Recent Developments” in the Company’s next filing. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, except for page references appearing in the headings and Staff comments below or as otherwise noted, all page references herein correspond to the page in the accompanying Changed Pages.

The Company has asked us to convey the following as its responses to the Staff:

Impact of COVID-19, page 11

1.

We note your response to comment 5; however, we were unable to find disclosure on page 12 of your amended filing quantifying the impact of COVID-19 on your operations. Therefore, please amend your filing to quantify the decline in your sales volumes due to COVID-19, and the extent to which your sales have recovered. In this regard, we note your disclosure that “sales volumes began to decline in late March 2020 as the pandemic worsened in the markets in which Driven Brands operates and federal, state, provincial and local governments implemented stricter guidelines and policies, including stay-at-home orders and the closure of non-essential businesses,” and your disclosure on page 32 that “[a]s a result of the ongoing COVID-19 pandemic, [y]our locations have also experienced significantly reduced customer traffic and sales volume due to changes in consumer behavior.” Please make conforming changes to your filing to quantify the impact of COVID-19 on your operations, including to your Management’s Discussion and Analysis of Financial Condition and Results of Operations, where you discuss the impact of COVID-19 on your results of operations for the periods presented.

The Company respectfully submits to the Staff that the quantification of the impact of COVID-19 on its operations is presented on page 12 of the Registration Statement filed on December 22, 2020 in the bar chart under the heading “Consolidated Same Store Sales as a % of Prior Year.” As represented there, the Company experienced a decline in same store sales in the second quarter of 2020 to 81% of same store sales in the second quarter of 2019. In addition, the Company acknowledges the Staff’s request to make changes to quantify the impact of COVID-19 on its results of operations where discussed in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Registration Statement has been revised in response to the Staff’s comment. Please see pages 95, 99 and 100 in the Changed Pages.

Securities and Exchange Commission

Division of Corporation Finance

December 31, 2020

Risk Factors Risks

Relating to Our Business

2.

“Our failure or our franchisees’ and independent operators’ failure to comply . . .”, page 37 . We note your disclosure that “[a] significant percentage of [y]our franchisees in the United States have availed themselves of borrowings under the Paycheck Protection Program.” Please quantify the “significant percentage.”

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 40 in the Changed Pages.

Risks Related to this Offering and Ownership of Our Common Stock

3.

“We will be required to pay our existing owners for certain tax benefits . . .”, page 55. We note your amended disclosure that if you breach any of your material obligations under the Tax Receivable Agreement, you “will be required to make a payment equal to the present value of future payments under the income tax receivable agreement.” To provide context for investors regarding the extent of your obligations under the Tax Receivable Agreement, please provide an estimate of the current amount that you would be required to pay if you were to breach any of your material obligations, if estimable.

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 58 in the Changed Pages.

In addition, the Company has asked us to convey that it revised the Registration Statement filed on December 22, 2020 to remove the adjustment for store opening costs used in calculating Adjusted EBITDA and Adjusted Net Income pursuant to discussions with the Staff regarding comment number 7 in the Staff’s comment letter dated December 16, 2020.

If you have any questions regarding the Changed Pages or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Blake Clardy at (212) 373-3538.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Tiffany Mason

Driven Brands Holdings Inc.

Scott O’Melia, Esq.

Driven Brands Holdings Inc.

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP

•

our franchise system is subject to various risks, including our dependency on franchised locations that make up a majority of our locations, risks that franchisees face as operating entities, franchisees’ noncompliance with our agreements and franchisees’ actions that may harm our brands;

•	we are a holding company and rely on dividends, distributions and other transfers of funds from our subsidiaries;

•	we are an “emerging growth company” and are able take advantage of reduced disclosure requirements that could make our common stock less attractive to investors;

•	we will be required to pay our existing owners for certain tax benefits; and

•	we are a “controlled company” within the meaning of The Nasdaq Global Select Market (“NASDAQ”) rules, and we intend to rely on exemptions from certain corporate governance requirements.

RECENT DEVELOPMENTS

Preliminary Estimated Financial Results for the Three Months and the Year Ended December 26, 2020

Our financial results for the three months and fiscal year ended December 26, 2020 are not yet complete and will not be available until after the completion of this offering. Accordingly, set forth below are certain preliminary estimated financial results for the three months and fiscal year ended December 26, 2020, which are subject to revision based upon the completion of our quarter-end financial closing processes and other developments that may arise prior to the time our financial results are finalized. Our preliminary estimated financial results are therefore forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from these estimates. You should not place undue reliance on these estimates. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 10-K for the fiscal year ended December 26, 2020 once it becomes available. Our preliminary estimated financial results contained in this prospectus have been prepared in good faith by, and are the responsibility of, management based upon our internal reporting for the three months and year ended December 26, 2020. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary estimated financial results. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following are our preliminary estimated financial results for the three months and the year ended December 26, 2020:

	Three months ended			Year ended
(in thousands)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)
Preliminary estimated financial results:
Revenue
Net income (loss)
Adjusted EBITDA
Acquisition Adjusted EBITDA
Net debt(a)

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Acquisition Adjusted EBITDA for the periods presented:

	Three months ended			Year ended
(in thousands)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)
Net income (loss)
Income tax expense (benefit)
Interest expense, net
Depreciation and amortization

EBITDA
Acquisition related costs(b)
Non-core items and project costs, net(c)
Sponsor management fees(d)
Straight-line rent adjustment(e)
Equity-based compensation expense(f)
Foreign currency transaction gain(g)
Bad debt expense(h)
Asset impairment and closed store expenses(i)
Loss on debt extinguishment(j)

Adjusted EBITDA

Acquisition EBITDA adjustments(k)

Acquisition Adjusted EBITDA

a.	Net debt consists of the outstanding principal amounts of debt less cash and cash equivalents.
b.

Consists of acquisition costs as reflected within the consolidated statements of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

c.

Consists of discrete items and project costs, including 1) non-capitalizable expenses relating to the Company’s initial public offering and strategic transactions in 2019 and 2020, and 2) wage subsidies received directly attributable to the COVID-19 pandemic in 2020.

d.	Includes management fees paid to Roark.

e.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
f.	Represents non-cash equity-based compensation expense.
g.	Represents foreign currency transaction gains and losses primarily related to the remeasurement of our intercompany loans and gain on remeasurement of cross currency swaps.
h.	Represents bad debt related to customer that declared bankruptcy due to COVID-19 pandemic.
i.

Relates to the discontinuation of the use of the Pro Oil tradename as those locations were transitioned to the Take 5 tradename, as well as impairment of certain fixed assets and operating lease right-of-use assets related to closed locations. Also represents lease exit costs and other costs associated with stores that were closed prior to their respective lease terminations dates.

j.	Represents charges incurred and the write-off of debt issuance costs associated with early termination of debt.
k.	Represents Acquisition EBITDA adjustments necessary to reflect a full period of Adjusted EBITDA from acquired businesses.

We present Adjusted EBITDA and Acquisition Adjusted EBITDA for the reasons described in “Use of Non-GAAP Financial Information.” These measures are discussed in more detail in the section entitled “Use of Non-GAAP Financial Information.”

ICWG Acquisition

On August 3, 2020, we completed the ICWG Acquisition. Pursuant to the agreement and plan of merger entered into in connection with the acquisition (the “Merger Agreement”), RC IV ICW Merger Sub LLC, a subsidiary of RC IV Cayman ICW Holdings LLC and the direct parent of RC IV Cayman ICW LLC, merged with and into Driven Investor LLC. Driven Investor LLC subsequently contributed all of the equity interests of RC IV Cayman ICW LLC to the Company in exchange for 430 shares of the Company’s common stock. RC IV Cayman ICW LLC is the direct parent of Shine Holdco (UK) Limited, a holding company of all of the assets and liabilities of ICWG. These transactions are collectively referred to herein as the ICWG Acquisition.

Refinancing Transaction

On December 14, 2020, Driven Brands Funding, LLC (the “Master Issuer”) and Driven Brands Canada Funding Corporation (the “Canadian Co-Issuer”, and together with the Master Issuer, the “Master Co-Issuers”), each wholly owned indirect subsidiaries of the Company, issued $450 million of 3.237% Fixed Rate Senior Secured Notes, Class A-2. Proceeds from the offering were used (i) to repay in full the series 2015-1 and Series 2016-1 Fixed Rate Senior Secured Notes, Class A-2, (ii) to pay associated transaction fees and expenses and make-whole prepayment consideration, and (iii) for general corporate purposes. See “Description of Material Indebtedness.”

Impact of COVID-19

Commencing in December 2019, the novel strain of coronavirus (SARS-Cov-2) and the disease it causes “COVID-19,” spread rapidly throughout the world. The global crisis resulting from the spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional, and global economies and businesses in the United States and internationally. Because automotive services were generally deemed “essential” by most federal, state, provincial and local governmental authorities in the United States and Canada, substantially all of Driven Brands’ locations remained open despite the ongoing COVID-19 pandemic.

In response to the COVID-19 pandemic, Driven Brands proactively implemented various initiatives across each of its segments, with a focus on ensuring the safety of employees, franchisees and customers, and minimizing the financial impact of COVID-19 while continuing to execute on building the foundation for future growth. Driven Brands’ initiatives implemented include, but are not limited to:

•	Aggressively managing expenses by reducing headcount and general and administrative expenses;

harassment and discrimination, wage and hour claims and claims related to violations of the Americans with Disabilities Act of 1990 (“ADA”), the Family and Medical Leave Act (“FMLA”) and similar foreign, state, local and provincial laws, the Foreign Corrupt Practices Act and similar anti-bribery and corruption laws and regulations, religious freedom, the Fair Labor Standards Act (“FLSA”), applicable Canadian employment standards legislation, the Dodd-Frank Act, the Health Care Reform Act, the Electronic Funds Transfer Act, the Payment Card Industry Data Security Standards, franchise laws, ERISA and intellectual property claims. The successful development and operation of our locations depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations. Our locations’ operations are also subject to licensing and regulation by state, local and provincial departments relating to safety standards, federal, state and provincial labor and immigration law (including applicable equal pay and minimum wage requirements, overtime pay practices, reimbursement for necessary business expense practices, classification of employees, working and safety conditions and work authorization requirements), federal, state, local and provincial laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the ADA, the Health Care Reform Act and applicable human rights and accessibility legislation, and subsequent amendments.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and provinces and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with our franchisees. Similarly, in Europe, our independent operator model is subject to rules and regulations that vary by country, state and region. Any future regulation affecting our independent operator relationships could materially and adversely affect our business and results of operations. For example, future regulation could require us to pay additional commissions to independent operators in order for our independent operators not to be deemed our employees. We may incur substantial additional costs in each jurisdiction in which our independent operators are deemed to be employees as a result of legislative or interpretive changes.

Failure to comply with new or existing franchise or independent operator laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future sales, which could reduce profits, which in turn could materially and adversely affect our business and results of operations.

In addition to the risk of adverse legislation or regulations being enacted in the future, we cannot predict how existing or future laws or regulations will be administered or interpreted. Further, we cannot predict the amount of future expenditures that may be required in order to comply with any such laws or regulations.

We are subject to the FLSA, applicable foreign employment standards laws and similar state laws, which govern such matters as time keeping and payroll requirements, minimum wage, overtime, employee and worker classifications and other working conditions, along with the ADA, FMLA and the Immigration Reform and Control Act of 1986, various family leave, sick leave or other paid time off mandates and a variety of other laws enacted, or rules, regulations and decisions promulgated or rendered, by federal, state, local and provincial governmental authorities that govern these and other employment matters, including labor scheduling, meal and rest periods, working conditions and safety standards. We have experienced and expect further increases in payroll expenses as a result of federal, state and provincial mandated increases in the minimum wage. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to our brands.

Approximately 70% of our franchisees in the United States have received loans under the Paycheck Protection Program enacted pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and applicable implementing guidelines issued by the U.S. Small Business Administration thereunder (the “PPP”). The terms of the PPP provide that up to the entire amount of principal and accrued interest on the loans made thereunder may be forgiven to the extent the proceeds of such loans are used for qualifying expenses, including certain payroll costs, rent and utility expenses, and at least 60% of such proceeds are used to fund to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material.

We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the realization of certain tax benefits associated with tax attributes existing at the time of the offering. These tax benefits, which we refer to as the Pre-IPO and IPO-Related Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ intangible assets, (ii) the utilization of certain of our and our subsidiaries’ U.S. federal and Canadian federal and provincial net operating losses, non-capital losses, disallowed interest expense carryforwards and tax credits, if any, attributable to periods prior to this offering, (iii) deductions in respect of debt issuance costs associated with certain of our and our subsidiaries’ financing arrangements, and (iv) deductions in respect of our and our subsidiaries’ offering-related expenses.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO-Related Tax Benefits as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We expect that the payments we make under the income tax receivable agreement will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the income tax receivable agreement will aggregate to between $155 million and $175 million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount of the liability under the income tax receivable agreement. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2025 fiscal year.

The income tax receivable agreement provides that upon certain changes of control our (or our successor’s) payments under the income tax receivable agreement for each taxable year after any such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Furthermore, if we breach any of our material obligations under the income tax receivable agreement, then all of our payment and other obligations under it will be accelerated and will become due and payable, and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement which is currently estimated to be between $155 million and $175 million, applying the assumptions described above. As a result of the potential acceleration, we could be required to make payments under the income tax receivable agreement that are greater than the specified percentage of actual cash savings we and our subsidiaries ultimately realize in respect of the Pre-IPO and IPO-Related Tax Benefits. In these situations, our obligations under the income tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future

Results of Operations for the nine months ended September 26, 2020 compared to the nine months ended September 28, 2019

To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the unaudited condensed consolidated statements of income. Independently-operated store sales and expenses are derived from our acquisition of ICWG and only reflect results of operations from the August 3, 2020 acquisition date through September 26, 2020 and, as such, it is not meaningful to compare to prior period results. To provide further clarity as to the changes in operating results, we have estimated the impact of the COVID-19 pandemic on our results of operations for the nine months ended September 26, 2020. Given the inherent judgment in quantifying these amounts, the estimated financial impact of COVID-19 disclosed herein was calculated for stores that have been open for more than one year and is based on the Company’s analysis of observable inputs, such as same store sales data and royalty rates, as well as assumptions of expected growth rates, to calculate the total estimated impact on revenue.

Revenue

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$94,214	$86,885	$7,329	8%
Company-operated store sales	323,339	235,130	88,209	38%
Independently-operated store sales	30,595	—	N/M	N/M
Advertising contributions	42,429	36,792	5,637	15%
Supply and other revenue	125,115	58,766	66,349	113%

Total revenue	$615,692	$417,573	$198,119	47%

Franchise Royalties and Fees

Franchise royalties and fees increased $7 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily due to an additional 408 franchised stores that led to a $172 million increase in franchised system-wide sales year-over-year. During the first half of 2020, the COVID-19 pandemic negatively impacted franchise royalties and fees by approximately $7 million.

Company-Operated Store Sales

Company-operated store sales increased $88 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was driven by the addition of 257 company-operated stores year-over-year. This includes 199 car wash sites from the acquisition of ICWG, 29 additional stores in the Paint, Collision & Glass segment primarily due to the acquisitions of Uniban and Fix Auto USA (“Fix Auto”), as well as new store development and tuck-in acquisitions in the Maintenance segment, which contributed approximately $29 million, $15 million, and $44 million to the year-over-year growth in company-operated store sales, respectively. The COVID-19 pandemic negatively impacted Company-operated store sales by approximately $29 million during the first half of 2020.

Advertising Contributions

Advertising contributions increased $6 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, which is directly correlated with the $172 million increase in franchised system-wide sales year-over-year.

Supply and Other Revenue

Supply and other revenue increased $66 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily driven by the acquisitions of PH Vitres D’Autos and Automotive Training Institute (“ATI”), which contributed approximately $61 million of additional revenue for the nine months ended September 26, 2020.

Operating Expenses

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Company-operated store expenses	$202,333	$160,076	$42,257	26%
Independently-operated store expenses	17,995	—	17,995	—%
Advertising expenses	42,429	36,792	5,637	15%
Supply and other expenses	70,167	34,987	35,180	101%
Selling, general, and administrative expenses	153,162	98,464	54,698	56%
Acquisition costs	13,287	4,292	8,995	210%
Store opening costs	1,921	2,859	(938)	(33)%
Depreciation and amortization	32,656	15,228	17,428	114%
Asset impairment charges	6,732	—	6,732	—%

Total operating expenses	$540,682	$352,698	$187,984	53%

Company-Operated Store Expenses

Company-operated store expenses increased $42 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase in expenses is commensurate with the addition of 257 company-operated stores year-over-year. Company-operated store expenses increased at a slower rate than company-operated store sales due to the Company implementing a leaner and more efficient staffing model to compensate for the reduction in vehicles serviced during the first half of 2020 associated with the COVID-19 pandemic. As sales increased during the third quarter of 2020, the Company continued to utilize a more efficient labor model at its company-operated stores.

Advertising Expenses

The $6 million increase in advertising expenses for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, represents a commensurate increase to advertising fund contributions during the period.

Supply and Other Expenses

Supply and other expenses increased $35 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily due to the recent acquisitions of PH Vitres D’Autos and ATI which contributed approximately $29 million in additional expense. The remaining increase was primarily due to increased purchases of supplies, including oil, sold to our growing number of franchised stores.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $55 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase is primarily due to increased corporate compensation expenses, additional overhead related to our growth and acquisitions, non-capitalizable initial public offering costs, other non-core items and project costs.

organic growth contributed an additional $13 million on a year-over-year basis. The COVID-19 pandemic negatively impacted Maintenance revenue by approximately $29 million during the first half of 2020.

Maintenance Segment Adjusted EBITDA increased $20 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, primarily due to the addition of 29 company-operated stores year-over-year. Although company-operated store expenses increased $20 million driven by the store count increase, the company’s effective expense management resulted in increased profitability, as we reduced headcount and hours worked during the COVID-19 pandemic. We have continued to utilize a more efficient labor model at company-operated locations as sales increased during the third quarter of 2020.

Paint, Collision & Glass

	Nine months ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$52,220	$42,888	$9,332	22%
Company-operated store sales	21,613	7,173	14,440	201%
Supply and other revenue	47,287	46,713	574	1%

Total revenue	$121,120	$96,774	$24,346	25%

Segment Adjusted EBITDA	$50,119	$45,372	$4,747	10%

System-Wide Sales
Franchised stores	$1,377,587	$1,196,697	$180,890	15%
Company-operated stores	21,613	7,173	14,440	201%

Total System-Wide Sales	$1,399,200	$1,203,870	$195,330	16%

Store Count
Franchised stores	1,645	1,238	407	33%
Company-operated stores	31	2	29	N/M

Total Store Count	1,676	1,240	436	35%

Same Store Sales %	(9.2)%	3.1%	N/A	N/A

Paint, Collision & Glass revenue increased $24 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, driven by the addition of 29 company-operated stores and a $181 million increase in franchised system-wide sales, which was primarily due to the acquisitions of Uniban, ABRA and Fix Auto that occurred after September 28, 2019. The $14 million increase in company-operated store sales was due to the Uniban and Fix Auto acquisitions. These acquisitions increased system-wide sales by approximately $287 million year-over-year. The COVID-19 pandemic negatively impacted the volume of cars serviced during the first half of 2020 and resulted in a reduction of revenue of approximately $5 million.

Paint, Collision & Glass Segment Adjusted EBITDA increased $5 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, as a result of an additional $8 million of Adjusted EBITDA relating to the Uniban, Fix Auto and ABRA acquisitions.

Platform Services

	Nine months ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$21,377	$20,319	$1,058	5%
Company-operated store sales	5,020	3,720	1,300	35%
Supply and other revenue	80,184	13,595	66,589	490%

Total revenue	$106,581	$37,634	$68,947	183%

Segment Adjusted EBITDA	$36,740	$19,422	$17,318	89%

System-Wide Sales
Franchised stores	$241,282	$233,422	$7,860	3%
Company-operated stores	5,020	3,720	1,300	35%

Total System-Wide Sales	$246,302	$237,142	$9,160	4%

Store Count
Franchised stores	198	198	—	—%
Company-operated stores	1	1	—	—%

Total Store Count	199	199	—	—%

Same Store Sales %	3.9%	6.8%	N/A	N/A

Platform Services revenue increased $69 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, primarily driven by our acquisitions of ATI and PH Vitres D’Autos during the fourth quarter of 2019. These acquisitions increased supply and other revenue by approximately $61 million on a year-over-year basis. In addition, supply and other revenue increased by approximately $5 million due to increased distribution volume from Spire Supply driven by continued Maintenance store count growth.

Platform Services Segment Adjusted EBITDA increased $17 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, driven primarily by our acquisitions of ATI and PH Vitres D’Autos during the fourth quarter of 2019. These acquisitions provided $14 million of additional Segment Adjusted EBITDA, while the remainder of the increase was driven by same store sales growth at 1-800 Radiator primarily due to the continued success of our new product launches.

Results of Operations for 2019 Compared to 2018

To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the consolidated statements of operations:

Revenue

(in thousands)	2019	2018	Change 2019 vs 2018
Franchise royalties and fees	$114,872	$108,040	$6,832	6%
Company-operated store sales	335,137	233,932	101,205	43%
Advertising contributions	66,270	72,792	(6,522)	(9%)
Supply and other revenue	83,994	77,951	6,043	8%

Total revenue	$600,273	$492,715	$107,558	22%

Franchise Royalties and Fees

Franchise royalties and fees revenue increased $7 million in 2019 as compared to 2018. The year-over-year increase is primarily attributable to an increase in same store sales across all segments and an increase in